UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐ TRANSITION REPORTED PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                   TO

COMMISSION FILE NUMBER 001 - 14049

IMS HEALTH INCORPORATED SAVINGS PLAN

(Full title of Plan)

IMS HEALTH INCORPORATED

(Name of Issuer of the Securities held pursuant to the Plan)

901 MAIN AVENUE, SUITE 612, NORWALK, CT 06851

(Address of the Plan and the Issuer’s principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

IMS Health Incorporated Savings Plan

(Name of Plan)

By: /s/ Leslye G. Katz
Leslye G. Katz
Senior Vice President and Chief Financial Officer, IMS Health Incorporated

Date: June 30, 2008

IMS HEALTH INCORPORATED SAVINGS PLAN

DECEMBER 31, 2007

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the IMS Health Incorporated Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the IMS Health Incorporated Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, New York

June 30, 2008

IMS HEALTH INCORPORATED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Dollar amounts in thousands

	As of December 31,
	2007	2006
Assets:

Investments, at fair value	$169,485	$152,588

Total Assets	169,485	152,588

Net assets reflecting all investments at fair value	169,485	152,588

Adjustment from fair value to contract value for fully benefit responsive investment contracts (Note 6)	(59)	87

Net assets available for benefits	$169,426	$152,675

The accompanying notes are an integral part of these financial statements.

IMS HEALTH INCORPORATED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Dollar amounts in thousands

Year Ended December 31, 2007
Additions to net assets

Investment income:
Interest and dividend income	1,549
Net appreciation (Note 6)	5,570
Total investment income	7,119

Contributions:
Members	14,598
Company	4,070
Rollovers	1,587
Total contributions	20,255

Total additions	27,374

Deductions from net assets

Benefits paid to members	(10,623)
Total deductions	(10,623)

Net increase	16,751

Net assets available for benefits:
Beginning of year	152,675
End of year	$169,426

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1.   DESCRIPTION OF THE PLAN

The following description of the IMS Health Incorporated Savings Plan (the “Plan”) provides only general information.  Participating members (“members”) should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to U.S. employees of IMS Health Incorporated (the “Company”) and certain of its subsidiaries.  Full-time and regular part-time employees are eligible to participate in the Plan in the first month following their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

A member may elect to contribute 1% to 50% of annual compensation.  A member may designate contributions as before-tax or after-tax contributions.  A member who is a highly compensated employee may be limited to less than the 50% maximum contribution amount, due to Internal Revenue Code (the “Code”) regulations.  The limit on before-tax contributions was $15,500 and $15,000 in 2007 and 2006, respectively.

The Company matches an amount equal to 50% of a member’s contributions, up to the first 6%.  Member savings in excess of 6% are supplemental savings that are not matched by the Company.  Company matching contributions are made in cash and invested in the same investment funds as the members’ own contributions. Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the employee earnings. At any time following enrollment into the plan, a participant may direct the employee contribution into any of the plan investment options.

Vesting

Members are 100% vested in the Company’s matching contributions and earnings thereon after the third year of employment. A member becomes fully vested in his or her Company contribution account upon retirement, disability, death, or upon reaching age 65.  Members are always 100% vested in their own contributions and earnings thereon.

Forfeitures

A member who is not vested in his or her Company contributions and is terminated for reasons other than retirement, death, disability or reaching age 65 shall forfeit his or her non-vested Company contributions.  Forfeited amounts are applied to reduce subsequent Company contributions.  In the event the employee is subsequently re-employed by the Company prior to incurring 5 consecutive one year breaks in service, such forfeited amount of his or her Company contributions shall be restored to his or her account.  During 2007, $416,105 was forfeited and has been used to reduce Company contributions.  As of December 31, 2007, there is a remaining forfeiture balance of $67,499 which is available to offset future Company contributions.

During 2006, $177,000 was forfeited and was used to reduce Company contributions.  As of December 31, 2006, there was a remaining forfeiture balance of $21,684 which was available to offset future Company contributions.

Members’ Loans

Members may borrow from their fund accounts a minimum amount of $500 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months.  The maximum loan term is 60 months or up to 120 months for the purchase of a primary residence.  The loans are collateralized by the balances in the members’ accounts and bear interest at the prime rate at the date of the loan as published in The Wall Street Journal plus 2% (at December 31, 2007 the interest rate range is 4.75% to 11.50% which is unchanged from 2006). Principal and interest are paid on a semi-monthly basis through payroll deductions. The default of a loan is deemed a taxable distribution of the unpaid balance. The loan fund balance, included as part of investments at fair value, amounted to $2,350,855 and $1,867,819 as of December 31, 2007 and 2006, respectively.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

Administrative Expenses

Transaction and investment manager fees for each fund are charged against the Plan’s assets and related rates of return. Trustee fees and other expenses of administering the Plan are paid by the Company.

NOTE 2.   ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan were prepared under the accrual method of accounting, except for benefit payments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates.

Investments

The Plan’s investment in the Prudential Guaranteed Income Fund is stated at fair value which approximates contract value, which represents the aggregate amount of deposits and transfers thereto, plus interest at the contract rate, less withdrawals and expenses.  Pooled separate accounts are valued by the fund managers based on the asset values of the underlying securities as reported by the funds.  Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Loans are stated at their outstanding balances, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses, unrealized appreciation/(depreciation) and transaction fees on those investments.

Payments of Benefits

Benefits are recorded when paid. On termination of service due to death, disability, retirement or other reasons, a member may elect to receive a lump sum amount equal to the value of the member’s vested interest in his or her account, or subject to certain conditions, annual installments over a certain period as selected by the Member which does not exceed the Member’s life expectancy or the joint life expectancies of the Member and the Member’s Beneficiary.  Members may also elect to defer distributions subject to certain conditions.

Risks and Uncertainties

The Plan provides for various investment options comprised of stocks, bonds, fixed income securities and other investment securities.  Certain investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in these risks in the near term could materially affect members’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”  This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan has evaluated this statement

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

and has determined that the application of the standard will not have a material financial impact on the financial statements.

NOTE 3.   PARTIES-IN-INTEREST

Prudential Retirement Services is an operating division of Prudential Financial. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (“PRIAC”), a wholly owned subsidiary of Prudential Financial. PRIAC issues the guaranteed and pooled separate account contracts. At December 31, 2007, a significant portion of the Plan’s assets were invested in PRIAC funds. PRIAC is also the custodian of the Plan’s assets that are invested in the guaranteed funds and pooled separate accounts. Prudential Bank & Trust Company, FSB, is a wholly owned subsidiary of Prudential Financial and serves as a directed trustee for the Plan. As a result of these related-party relationships, the investments qualify as party-in-interest transactions.

At December 31, 2007, the Plan held 209,113 shares of the Company’s common stock valued at $4,817,961. At December 31, 2006, the Plan held 209,883 shares of the Company’s common stock valued at $5,767,597.

NOTE 4.   FEDERAL INCOME TAX

The Internal Revenue Service has determined and informed the Company by a letter dated June 10, 2008, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

NOTE 5.   PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended and the Code. If this were to occur, all members of the Plan would become fully vested in their account balances.

NOTE 6.   INVESTMENTS

The following investments represent 5% or more of the net assets available for benefits as of the dates indicated (dollar amounts in thousands):

	December 31
	2007	2006
Dryden S&P 500 Index Fund *	$40,522	$39,310
Prudential Guaranteed Income Fund *	$35,709	$33,193
Templeton Foreign Account *	$13,699	$11,032
Small Cap Value/MEA Fund *	$12,273	$13,614
Lifetime Balanced *	$11,561	$10,083
Mid Cap Value/Wellington Management*	$8,875	$7,595

* party-in-interest

The net assets available for benefits as of December 31, 2007 and 2006 are comprised of the following categories of investments (dollar amounts in thousands):

	2007	2006
Pooled separate accounts	$126,607	$111,846
Unallocated insurance contracts	35,709	33,193
Common stock	4,818	5,768
Member loans	2,351	1,868
Net assets available for benefits	$169,485	$152,675

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows (dollar amounts in thousands):

Pooled separate accounts	$6,473
Common stock	(903)
Net appreciation	$5,570

Unallocated Insurance Contracts

The unallocated insurance contracts consist of the Guaranteed Income Fund (“GIF”) and are backed by Prudential Financial. As of December 31, 2007, the investments at contract value had an average yield of 3.98% and an average crediting interest rate of 3.98%. As of December 31, 2006, the investments at contract value had an average yield of 3.65% and an average crediting interest rate of 3.65%. The effective yield is reset every six months at mid-year and year-end. There are no reserves against the contract value for credit risk of the contract issuers or otherwise as of December 31, 2007 and 2006. The unallocated insurance contracts meet the fully benefit responsive criteria and as such are presented at fair value. The contract value of the unallocated insurance contracts was $35,709,262 and $33,193,374 at December 31, 2007 and 2006 respectively. The fair value exceeded contract value by approximately $59,000 at December 31, 2007 and the contract value exceeded fair value by approximately $87,000 at December 31, 2006.

An issuer may terminate the contract upon written notice at any time and Prudential may terminate the contract if the participant does not comply with the terms of the contract or if they determine this class of business is no longer commercially feasible.  Upon notice of contract termination, the book value will be transferred in a lump sum on the termination payout date, normally within 90 days. The Plan is exposed to credit loss in the event of non-performance by the company with whom the GIF is placed.  The Company does not anticipate non-performance by this company.  The contract limits the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:

•                  The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.

•                  The establishment of a defined contribution plan that competes with the plan for employee contributions.

•                  Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

•                  Complete or partial termination of the Plan.

•                  Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow.

•                  Merger or consolidation of the Plan with another plan, the transfer of plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor.

•                  Any communication given to participants by the Plan Sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.

•                  Exclusion of a group of previously eligible employees from eligibility in the Plan.

•                  Any early retirement program, group termination, group layoff, facility closing, or similar program.

•                  Any transfer of assets from the fund directly to a competing option.

At this time, the occurrence of any of these events is not probable.

NOTE 7.  SUBSEQUENT EVENTS

In 2008, the Company discovered an operational failure affecting the Plan that related to investment allocations made by the Plan’s third-party administrator, Prudential Retirement Services, from 2005 to 2008.  In summary, Prudential Retirement’s computer system misallocated certain contributions to the Plan’s default investment fund instead of to the investment fund(s) selected by participants.  This operational failure has been corrected pursuant to the Internal Revenue Service’s Employee Plans Compliance Resolution System set forth in Revenue Procedure 2006-27 and has been communicated to all affected participants.

IMS HEALTH INCORPORATED SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2007

Dollar amounts in thousands

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Prudential Retirement Insurance Co.	Dryden S&P 500 Index Fund	**	$40,522
*	Prudential Retirement Insurance Co.	Guaranteed Income Fund	**	35,709
*	Prudential Retirement Insurance Co.	Templeton Foreign Account	**	13,699
*	Prudential Retirement Insurance Co.	Small Cap Value/MEA Fund	**	12,273
*	Prudential Retirement Insurance Co.	Lifetime Balanced	**	11,561
*	Prudential Retirement Insurance Co.	Mid Cap Value/Wellington Management	**	8,875
*	Prudential Retirement Insurance Co.	Large Cap Value/Wellington Management	**	7,836
*	Prudential Retirement Insurance Co.	Large Cap Growth/Goldman Sachs	**	7,390
*	Prudential Retirement Insurance Co.	Mid Cap Growth/Artisan Partners	**	6,228
*	Prudential Retirement Insurance Co.	Small Cap Growth/TimesSquare	**	5,144
*	Prudential Retirement Brokerage Services	IMS Health Common Stock Fund	**	4,818
*	Prudential Retirement Insurance Co.	Lifetime Growth	**	3,514
*	Prudential Retirement Insurance Co.	Lifetime Conservative	**	3,479
*	Prudential Retirement Insurance Co.	Internal Blend/Mund CP FD	**	2,867
*	Participant Loans	Member Loans (interest rate range 4.75% to 11.50%)	**	2,351
*	Prudential Retirement Insurance Co.	Lifetime Aggressive	**	2,071
*	Prudential Retirement Insurance Co.	Lifetime Income and Equity	**	1,148
		Total		$169,485

* party-in-interest

** cost omitted for participant directed investments

IMS HEALTH INCORPORATED SAVINGS PLAN

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX - 23	Consent of Independent Registered Public Accounting Firm